Celsion Corporation

10220-L Old Columbia Road

Columbia, Maryland 21046

April 12, 2005

By Way of EDGAR

U.S. Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20549

Re:	Celsion Corporation (File No. 000-14242)—
Amended Annual Report on Form 10-K/A
for the Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

Attached for filing on behalf of Celsion Corporation, please find its Amended Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2004, including the exhibits thereto. This Amended Annual Report contains management’s annual report on internal control over financial reporting, and the report of independent registered public accounting firm relating to the Company’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting, and a currently dated consent of the Company’s independent accountants.

Should you have any questions regarding this filing, please do not hesitate to telephone me or, in my absence, Anthony Deasey, Celsion’s Chief Financial Officer, at the number set forth above.

Very truly yours,

/s/ Anita J. Finkelstein
Anita J. Finkelstein

Attachment

cc:	Mr. Anthony P. Deasey